Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

April 28, 2008	For immediate release

NEWS RELEASE

GREAT PANTHER PRODUCES FROM HIGH GRADE SILVER-GOLD ZONE AT
GUANAJUATO; GRADES UP TO 1,064g/t Ag AND 7.2g/t Au

Great Panther Resources Limited (TSX: GPR; the “Company”) is pleased to report that mining on 3 levels along the North Zone of the Veta Madre in the Guanajuatito area of the Guanajuato Mine has encountered high grade silver-gold ore which corresponds very well with results from earlier surface diamond drilling and is an integral part of the recent production turnaround being reported at the Guanajuato Mine (see news release April 7, 2008).

Highlights of channel sampling results include a strike length of 30.3 metres with a true width of 2.1 metres, grading 455g/t silver and 3.30g/t gold on level +20; 50.0 metres, with a true width of 2.3 metres, grading 613g/t silver and 3.88g/t gold plus 20 metres with a true width of 1.9 metres, grading 1,064g/t silver and 7.2g/t gold on level +10; and 37.1 metres, with a true width of 3.3 metres, grading 898g/t silver and 5.58g/t gold on level -20.

The nearest corresponding drill hole intersections (GTT05-04, 05 and 06) indicated grades ranging from 209 to 1,096g/t Ag and 1.55 to 5.17g/t Au over true widths of 1.06 to 4.1 metres (see news release December 1, 2005). Highlights of the underground sampling are listed below and displayed on “Sampling and Drill Plan of -20, +10 and +20 levels” on the Company’s website at www.greatpanther.com.

During the record first quarter of 2008, 78,200 Eq Ag oz, almost 30% of the metal production for Guanajuato, was mined from this zone. Production from the North Zone is expected to increase further, as mechanized cut-and-fill mining is now established from the -20 and +20 levels. This result emphasizes the benefit to operations from exploration drilling and mine development in previously unexploited areas.

Highlights of Underground Sampling on the North Zone:

Length of mineralized zone (m)	True width (m)	Silver grade (g/t)	Gold grade
(g/t)

+20 level
30.3	2.1	455	3.30
17.0	1.5	461	3.11

+10 level
50.0	2.3	613	3.88
20.0	1.9	1,064	7.20

-20 level
37.1	3.3	898	5.58

Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744

TSX: GPR
SEC 20-F Statement Filed; Standard & Poor’s Listed

In the Guanajuatito area the Veta Madre vein is being exploited by ramp access from surface. The +20 level is 20 metres above mine datum (2,099 metres above sea level), while the -20 level is 20 metres below mine datum. The silver and gold grades are derived from channel sampling of the mining faces and are width weighted and averaged. As the Veta Madre dips at 45 degrees, the dip length between the -20 and +20 levels is approximately 56 metres.

Surface and underground drilling at Guanajuato has been highly successful in identifying and defining areas of mineralization, and underground development has further exemplified that the drilled areas contain mineralized zones that are consistent in grade and width with the drilling. The Guanajuatito North zone is open to depth and will continue to be extended down-dip by deeper core drilling from surface, commencing in June 2008.

Robert F. Brown, P.Eng. and Vice President of Exploration for the Company is the Qualified Person for the Guanajuato Mine, under the meaning of NI 43-101. Aspects of both mines relating to mining and metallurgy are overseen by Charles Brown, Chief Operating Officer for Great Panther and its Mexican subsidiary, Minera Mexicana El Rosario, S.A. de C.V.

For further information please contact Brad Aelicks or Don Mosher at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

“Robert A. Archer”

Robert A. Archer, President & CEO

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, “forward-looking statements”). Such forward-looking statements may include but are not limited to the Company’s plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company’s operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parametres as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2007 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.